SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Grandes ideias para viver bem

Earnings Release 2Q12

GAFISA GROUP REPORTS RESULTS FOR 2Q12

--- Gafisa Group units deliveries increased 38% y-o-y to 6,032 in 2Q12 and ---

--- First half unit deliveries reached 51% of the mid-range of the full year guidance ---

--- Consolidated free cash generation was positive at R$231 million in 2Q12 ---

--- Operational consolidated cash flow reached R$361 million in 1S12, or ---

--- 60% of the mid range of full guidance which is R$500-R$700 million --

--- Launches reached R$546.5 million, with sales of R$630.3 million in 2Q12 ---

--- Consolidated sales velocity in the 2Q12 was 16.1%, or 20.1% ex-Tenda ---

IR Contact Info

Luciana Doria Wilson

Diego Santos Rosas

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

2Q12 Earnings Results Conference Call

August 10, 2012

> 12pm US EST

In English (simultaneous translation from Portuguese)

+ 1-516-300-1066 US EST

Code: Gafisa

> 1pm Brasilia Time

In Portuguese

Phones:

+55-11-3127-4971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (EUA)

Code: 38738767

+55-11-3127-4999 (Brazil)

Code: 67871310

Webcast: www.gafisa.com.br/ir

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

432,137,739[1]

Average daily trading volume (90 days2): R$58.9 million

1)      Including 599,486 treasury shares

2)      Up to June 30, 2012

FOR IMMEDIATE RELEASE - São Paulo, August 9, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2012.
Duilio Calciolari, Chief Executive Officer, said: “Our 2Q12 results demonstrate that our turnaround plan is on track and achieving operating improvements. We remain focused on driving cash flow generation, as well as improving operating and capital efficiencies. As to the R$1.01 billion launched in the 1H12, Gafisa continues to witness demand for the middle and middle to high income products, represented by the Gafisa and AlphaVille brands, which sold over R$1.11 billion during the period, with a consolidated sales velocity of launches of 52%. The Tenda business posted good sales speed of cancellations and inventory, improved the quality of receivables and contributed to consolidated positive operating cash flow for the quarter. During the first half, the transfer of Tenda units to financial institutions was in line with guidance.”

CONSOLIDATED FINANCIAL RESULTS

▲   Net revenue recognized by the “PoC” method was R$1 billion in the second quarter, which is in line with the year-ago result and up 12% on a sequential basis.

▲   Gross profit was R$279 million compared to R$201 million in the 1Q12 and R$161 million in the 2Q11. Gross margin increased to 27% in 2Q12, from 22% in the first quarter and 16% in 2Q11.

▲   EBITDA was R$149 million, compared to R$105 million in the 1Q12 and R$77 million in the 2Q11. EBITDA for Gafisa and AlphaVille totaled R$90 million and R$51 million, respectively. During the second quarter, Tenda’s EBITDA was R$8 million. During the first half, the EBITDA margin reached 13% or 19% ex-Tenda, as compared to 6% and 13%, respectively, in the first half of 2011.

▲   Second quarter net income was R$1 million compared with a net loss of R$32 million in both the 1Q12 and, 2Q11 result.

▲   At June 30, 2012, the Company had approximately R$1.1 billion in cash and cash equivalents compared to R$947 million at the end of 1Q12. The net debt to equity ratio decreased to 112% in the second quarter of 2012, from 122% in the 1Q12.

▲   Excluding project finance, the net debt/equity ratio was 34% as compared to 46% in the previous period.

CONSOLIDATED OPERATING RESULTS

▲   Project launches totaled R$546.5 million in 2Q12, an 18% increase compared to 1Q12. Y-o-Y launches decreased 60% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 34% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in keeping with seasonally lower launches in the first half.

▲   Consolidated pre-sales totaled R$630.3 million in the second quarter, a 54% increase over the first quarter, and a 45% decrease over 2Q11. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53%.

▲   The consolidated sales speed of launches reached 43.6% in 2Q12 and 52% in 1H12. Consolidated sales over supply reached 16.1%, compared to 25.2% in 2Q11, reflecting fewer launches to pursue corrective action in the Tenda business. Excluding the Tenda brand, second-quarter sales over supply was 20.1%, compared to 16.1% in 1Q12 and 28.2% in 2Q11.

▲   Consolidated inventory at market value decreased by R$222 million to R$3.3 billion from the first quarter.

▲   The Group delivered 12,197 units in the 1H12, representing a 64% Y-o-Y increase.

Note: due to the adjustments in 2011 results, the interin results were restated.

INDEX

Recent Events	04
Gafisa Group Key Numbers	05
Consolidated Numbers for the Gafisa Group	06
Gafisa Segment	07
AlphaVille Segment	10
Tenda Segment	12
Income Statement	15
Revenues	15
Gross Profit	16
Selling, General and Administrative Expenses	16
EBITDA	17
Net Income	17
Backlog of Revenues and Results	17
Balance Sheet	18
Cash and Cash Equivalents	18
Accounts Receivable	18
Inventory	18
Liquidity	19
Covenant Ratios	19
Outlook	20
Group Gafisa Consolidated Income Statement	21
Group Gafisa Consolidated Balance Sheet	22
Cash Flow	23
Glossary	24

RECENT EVENTS

 Consolidated Free Cash Generation Was Positive at R$231 Million In in 2Q12

Chart 1. Cash Generation (Cash burn) (3Q10 – 2Q12)

Gafisa ended the second quarter with R$1.1 billion in cash, a 16% increase over the R$947 million balance at the end of the first quarter. Across the Group, first-half unit deliveries were consistent with our full-year target and we are also on track to achieve our operating cash flow full year guidance of R$500-R$700 million. Consolidated free cash generation was positive at R$231 million in 2Q12. Operational consolidated cash flow reached R$361 million in 1H12, 60% of the mid range of full year guidance.

Updated Status of AlphaVille Acquisition

According to the terms of the Investment Agreement signed between Gafisa and Alphapar when Gafisa acquired control of AlphaVille in 2006, as the Parties have not reached an agreement on the acquisition of the remaining 20% stake in AlphaVille, the process was submitted to arbitration on an exclusive and final basis. The arbitration has been submitted to the Brazil-Canada Chamber of Conciliation and Arbitration as prescribed in the Agreement.

Updated Status of the Results by Brand

Gafisa has been implementing the strategic plan set in 2011, by focusing squarely on obtaining and maintaining operational consistency

Gafisa: (1) Gafisa was able to launch 45% of the mid-range of 2012 guidance of R$1.5 billion for the segment. (2) New Market projects, where Gafisa had lower margins are being delivered and should be substancially completed throughout the year. (3) Sales performance related to inventory has improved. (4) Gafisa has been contributing to the generation of operating cashflow.

Tenda: (1) Conditions have improved over the past 90 days, as compared to late last year and early this year, with healthy sales speed, better execution and improved quality in the portfolio of receivables. (2) In the first half, Tenda transferred 6,422 units to financial institutions reflecting 54% of the mid-range of guidance provided for the full year of 10,000–14,000 customers. (3) Tenda is contributing to the consolidated positive operating cash flow posted.

AlphaVille: (1) Continues to launch developments with good demand - two projects (AlphaVille Mossoró and Terras AlphaVille Anápolis) were launched in June with sales of 55% in the final month of the quarter. (2) The results underscore the growing share of AlphaVille in the product mix. The brand accounted for 33% share of 1H12 consolidated launches, up from a 18% a year ago.

Units Delivery Consistent with Full Year Guidance

Chart 2. Delivered units (2007 – 2Q12)

In the second quarter of 2012, the Company was able to achieve operational consistency in unit deliveries. Gafisa delivered 34 projects encompassing 6,032 units, a 38% increase on the 4,359 delivered during 2Q11. In the first half, the Gafisa Group achieved unit deliveries of 12,197 units representing a 64% Y-o-Y increase. See the accompanying chart for detailed information.

KEY NUMBERS FOR THE GAFISA GROUP

Table 1 – Operating and Financial Highlights – (R$000, unless otherwise specified)

	2Q12	1Q12	Q-o-Q(%)	2Q11	Y-o-Y(%)	1H12	1H11	Y-o-Y(%)
Launches (%Gafisa)	546,519	463,740	18%	1,380,270	-60%	1,010,259	1,892,875	-47%
Launches (100%)	579,856	568,046	2%	1,482,487	-61%	1,147,902	2,076,701	-45%
Launches, units (%Gafisa)	1,182	1,283	-8%	6,083	-81%	2,465	8,337	-70%
Launches, units (100%)	1,426	1,667	-14%	6,909	-79%	3,093	9,645	-68%
Contracted sales (%Gafisa)	630,295	408,237	54%	1,147,002	-45%	1,038,532	1,969,222	-47%
Contracted sales (100%)	729,452	507,213	44%	1,274,977	-43%	1,236,665	2,210,699	-44%
Contracted sales, units (% Gafisa)	1,629	501	225%	4,219	-61%	2,130	7,580	-72%
Contracted sales, units (100%)	2,055	899	129%	4,907	-58%	2,954	8852	-67%
Contracted sales from Launches (%co)	299,084	222,944	34%	686,518	-56%	605,479	879,849	-31%
Sales over Supply (SoS) %	16%	10%	567 bps	25%	-914 bps	24%	37%	-1270 bps
Completed Projects (%Gafisa)	1,195,783	1,106,806	8%	681,957	75%	2,267,545	1,206,899	88%
Completed Projects, units (%Gafisa)	6,032	6,165	-2%	4,359	38%	12,197	7,419	64%

Consolidated Land bank (R$)	15.398.446	16.759.355	-8%	18.412.077	-16%	15.398.446	18.412.077	-16%
Potential Units	63.146	83.124	-24%	88.418	-29%	63.146	88.418	-29%
Number of Projects / Phases	121	154	-21%	182	-34%	121	182	-34%

Net revenues	1,040,53779	927,833	12%	985,525	6%	1,968,370	1,716,273	15%
Gross profit	279,141	201,579	38%	161,535	73%	480,720	276,695	74%
Gross margin	27%	21,70%	513bps	16,4%	1044bps	24%	16%	830bps
Adjusted Gross Margin ¹	32%	27%	18%	22%	45%	29%	22%	32%
Adjusted EBITDA ²	148,751	105,187	41%	77,496	92%	253,937	106,097	139%
Adjusted EBITDA margin ²	14%	11%	300bps	8%	643bps	13%	6%	672bps
Adjusted EBITDA margin ² (ex-Tenda)	19%	20%	-140 bps	12%	671 bps	19%	13%	642 bps
Adjusted Net (loss) profit ²	22,678	(18,330)	nm	(17,530)	nm	4,348	(50,619)	nm
Adjusted Net margin ²	2,2%	-3,40%	nm	nm	nm	0,2%	-2,9%	nm
Net (loss) profit	1,046	(31,515)	nm	(31,843)	nm	(30,468)	(75,134)	nm
EPS (loss) (R$)	0,0024	(0,0729)	nm	(0,0738)	nm	(0,0705)	(0,1741)	nm
Number of shares ('000 final)	432,272	432,099	0%	431,538	0%	432,272	431,538	0%

Revenues to be recognized	4,124,151	4,238,385	-3%	4,276,647	-4%	4,124,151	4,276,647	-4%
Results to be recognized ³	1,476,003	1,514,940	-3%	1,559,713	-5%	1,476,003	1,559,713	-5%
REF margin ³	36%	36%	9bps	36%	-68bps	36%	36%	-68bps

Net debt and investor obligations	3,088,233	3,321,491	-7%	2,890,008	7%	3,088,232	2,890,008	7%
Cash and cash equivalent	1,097,277	947,138	16%	1,163,080	-6%	1,097,277	1,163,080	-6%
Equity	2,629,720	2,623,137	0%	3,506,620	-25%	2,629,720	3,506,620	-25%
Equity + Minority shareholders	2,746,145	2,728,495	1%	3,584,470	-23%	2,746,145	3,584,470	-23%
Total assets	9.170.654	9.367.678	-2%	9.772.460	-6%	9.170.654	9.772.460	-6%
(Net debt + Obligations) / (Equity + Min)	112%	122%	-954bps	81%	3183bps	112%	81%	3183bps
Note: Unaudited Financial Operational data
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4)Note: during 1Q12, Tenda land bank was readjusted to focus on core regions, 2Q12 all remaining non-strategic land bank were excluded

Nm = not meaningful

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

Second quarter 2012 launches totaled R$546.5 million, an 18% increase over 1Q12. Y-o-Y launches decreased 60% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 34% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in keeping with seasonally lower launches in the first half. 11 projects/phases were launched across 5 states in 1H12, with Gafisa accounting for 67% of launches and AlphaVille the remaining 33%.

Table 2. Consolidated Launches (R$ million)

Launches	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa Segment	465,900	214,690	117%	935,259	-50%	680,590	1,163,562	-42%
AlphaVille Segment	80,619	249,050	-68%	95,567	-16%	329,669	277,482	19%
Tenda Segment	-	-	0%	349,443	nm	-	451,832	nm
Total	546,519	463,740	18%	1,380,270	-60%	1,010,259	1,892,875	-47%

Consolidated Pre-Sales

Second-quarter 2012 consolidated pre-sales totaled R$630.3 million, a 54% sequential increase, and a 45% decrease over 2Q11. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53%.

Table 3. Consolidated Pre-Sales (R$ million)
Pre-sales	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa Segment	456,383	316,702	44%	778,300	-41%	773,085	1,201,812	-36%
AlphaVille Segment	158,184	181,978	-13%	145,013	9%	340,161	315,932	8%
Tenda Segment	15,728	(90,443)	nm	223,689	nm	(74,715)	451,478	nm
Total	630,295	408,237	54%	1,147,002	-45%	1,038,532	1,969,222	-47%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 16.1%, compared to 25.2% in 2Q11, reflecting fewer launches to pursue corrective action at the Tenda business. Excluding the Tenda brand, second-quarter sales over supply was 20.1%, compared to 16.1% in 1Q12 and 28.2% in 2Q11. The consolidated sales speed of launches reached 43.6%.

Table 4. Gafisa Group Sales over Supply (SoS)

Launches	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa (A)	19.6%	13.9%	41%	28.6%	-32%	29.2%	38.2%	-24%
AlphaVille (B)	21.6%	22.2%	-3%	25.9%	-17%	37.3%	43.3%	-14%
Total (A) + (B)	20.1%	16.1%	24%	28.2%	-29%	31.3%	39.2%	-20%
Tenda (C)	1.8%	-11.0%	nm	17.6%	nm	-9.8%	30.2%	nm
Total (A) + (B) + (C)	16.1%	10.4%	54%	25.2%	-36%	24.0%	36.7%	-35%

Notes: nm = not meaningful

Results by Brand

Table 5. Main Operational & Financial Numbers - Contribution by Brand – 1H12

	Gafisa (A)	AlphaVille (B)	Total (A) + (B)	Tenda (C)	Total (A) + (B) + C)
Deliveries (PSV R$mn)	1,283,597	309,906	1,593,503	709,087	2,302,590
Deliveries (% contribution)	56%	13%	69%	31%	100%
Deliveries (units)	4,026	1,637	5,663	6,534	12,197
Launches (R$mn)	680,590	329,669	1,010,259	0	1,010,259
Launches (% contribution)	67%	33%	100%	0%	100%
Launches (units)	1,065	1,400	2,465	0	2,465
Pre-sales	773,085	340,161	1,113,247	(74,715)	1,038,532
Pre-Sales (% contribution)	74%	33%	107%	-7%	100%
Revenues (R$mn)	1,080,728	291,246	1,371,974	596,396	1,968,370
Revenues (% contribution)	55%	15%	70%	30%	100%
Gross Profit (R$mn)	238.344	159.231	397.574	83.146	480.720
Gross Margin (%)	22%	55%	29%	14%	24%
EBITDA (R$mn)	171,667	91,396	263,063	(9,125)	253,935
EBITDA Margin (%)	16%	31%	19%	-2%	13%
EBITDA (% contribution)	68%	36%	104%	-4%	100%

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000, located in 50 cities across 19 states.

Gafisa Segment Launches

Second-quarter launches reached R$465.9 million and included 5 projects/phases concentrated in São Paulo, 117% higher than the R$214.7 million experienced in the first quarter.

Table 6. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	São Paulo	465,900	214,690	117%	865,309	-46%	680,590	1,023,088	-33%
	Rio de Janeiro	0	0	0%	55,243	nm	0	125,766	nm
	Other	0	0	0%	14,708	nm	0	14,708	nm
	Total	465,900	214,690	117%	935,259	-50%	680,590	1,163,561	-42%
	Units	655	410	60%	2,589	-75%	1,065	3,344	-68%

Table 7. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	≤R$500K	34,211	62,099	-45%	729,837	-95%	96,310	845,196	-89%
	>R$500K	431,689	152,591	183%	205,422	110%	584,280	318,365	84%
	Total	465,900	214,690	117%	935,259	-50%	680,590	1,163,561	-42%

Gafisa Segment Pre-Sales

Second quarter pre-sales totaled R$456.4 million, a 44% increase over 1Q12. Units launched during the same year represented 48% of total sales, while sales from inventory accounted for the remaining 52%. In 2Q12, sales velocity (sales over supply) was 19.6%, compared to 13.9% in 1Q12, and 19.7% in 2Q11. The sales velocity of Gafisa launches was 41.8%.

Table 8. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	São Paulo	387,970	243,782	59%	602,992	-36%	631,752	931,512	-32%
	Rio de Janeiro	60,484	54,431	11%	103,748	-42%	114,916	162,691	-29%
	Other	7,929	18,489	-57%	71,560	-89%	26,418	107,609	-75%
	Total	456,383	316,702	44%	778,300	-41%	773,085	1,201,812	-36%
	Units	848	647	31%	1,946	-56%	1,495	2,856	-48%

Table 9. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	≤ R$500K	179,789	146,342	23%	561,175	-68%	326,131	748,601	-56%
	> R$500K	276,594	170,360	62%	217,125	27%	446,955	453,212	-1%
	Total	456,383	316,702	44%	778,300	-41%	773,085	1,201,813	-36%

Table 10. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gafisa	≤ R$500K	458	476	-4%	1,700	-73%	934	2,308	-60%
	> R$500K	390	171	129%	246	58%	561	548	2%
	Total	848	647	31%	1,946	-56%	1,495	2,856	-48%

Gafisa Segment Delivered Projects

During the first half of 2012, Gafisa delivered 23 projects/phases and 4.026 units. The tables below list the products delivered in 1H12:

Table 11. Delivered Projects Gafisa Segment (1H12)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	VNSJ Metropolitan	Jan-12	2009	São José - SP	100%	96	30,028
Gafisa	VNSJ Vitoria e Lafayette	Jan-12	2008	São José - SP	100%	192	57,518
Gafisa	Mansão Imperial F2	Jan-12	2010	São Bernardo do Campo - SP	100%	100	62,655
Gafisa	Reserva das Laranjeiras	Jan-12	2008	Rio de Janeiro - RJ	100%	108	61,818
Gafisa	Alegria F2 A	Feb-12	2010	Guarulhos - SP	100%	139	43,750
Gafisa	Paulista Corporate	Feb-12	2009	São Paulo - SP	100%	168	72,213
Gafisa	Neogarden	Feb-12	2008	Curitiba - PR	100%	144	40,427
Gafisa	Reserva Santa Cecília	Feb-12	2007	Volta Redonda - RJ	100%	122	23,835
Gafisa	JTR - Comercial	Feb-12	2007	Maceió - AL	50%	193	11,911
Gafisa	Parc Paradiso	Feb-12	2007	Belém - PA	90%	432	58,754
Gafisa	Supremo Ipiranga	Mar-12	2009	São Paulo - SP	100%	104	54,860
Gafisa	GPARK Árvores	Mar-12	2007	São Luis - MA	50%	240	29,978
Gafisa	Parque Barueri Fase 1	Mar-12	2008	Barueri - SP	100%	677	151,968
Total	1Q12					2,715	699,715
Gafisa	Mosaico (Fradique Coutinho)	Apr-12	2010	São Paulo - SP	100%	62	42,947
Gafisa	Montblanc	May-12	2008	São Paulo - SP	80%	112	106,353
Gafisa	Laguna di Mare	May-12	2008	Rio de Janeiro - RJ	100%	192	71,889
Gafisa	Carpe Diem Belém	May-12	2008	Belém - PA	80%	90	37,094
Gafisa	Orbit	May-12	2008	Curitiba - PR	100%	185	31,532
Gafisa	Vistta Santana	Jun-12	2009	São Paulo - SP	100%	168	117,598
Gafisa	Vision Brooklin	Jun-12	2009	São Paulo - SP	100%	266	116,666
Gafisa	Riservato	Jun-12	2010	Rio de Janeiro - RJ	100%	42	27,310
Gafisa	Nouvelle	Jun-12	2008	Aracajú - SE	100%	12	27,129
Gafisa	Alta Vistta F2	Jun-12	2010	Maceio - AL	50%	182	5,364
Total	2Q12					1,311	583,882
Total	1H12					4,026	1,283,597

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during 1H12:

Table 12. Projects Launched during Gafisa Segment (1H12)
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 30/06/12	Sales 31/06/12
1Q12
Duquesa - Lorian Qd2B	March	Osasco - SP	100%	130	152,591	35%	53,584
Maraville (Ana Maria Lote A)	March	Jundiaí - SP	100%	280	62,099	61%	37,860
Total 1Q12				410	214,690	43%	91,444
2Q12
Like Brooklin	May	São Paulo - SP	100%	146	98,479	49%	47,909
ECLAT	May	São Paulo - SP	100%	49	134,966	34%	45,267
Energy	Jun	São Paulo - SP	100%	156	78,080	44%	34,128
Coloratto	Jun	São Caetano do Sul - SP	100%	192	120,165	43%	51,275
Mistral	Jun	São Paulo - SP	100%	112	34,211	47%	16,043
Total 2Q12				655	465,900	42%	194,622
Total 1H12				1,065	680,590	42%	286,066

Note: The VSO refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 13. Land Bank Gafisa Segment – as of 2Q12

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	3,634,675	33%	32%	1%	7,981	9,121
Rio de Janeiro	1,267,447	43%	43%	0%	2,059	2,069
Total	4,902,122	36%	35%	1%	10,039	11,189

Table 14. Adjusted EBITDA Gafisa  Segment (R$000)

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net profit	(12,223)	(22,411)	-45%	(66,022)	-81%	(34,633)	(110,086)	-69%
(+) Financial result	52,869	34,444	53%	33,370	58%	87,314	59,405	47%
(+) Income taxes	(397)	13,370	-103%	(13,244)	-97%	12,972	(14,767)	-188%
(+) Depreciation and Amort.	9,872	15,264	-35%	16,631	-41%	25,136	25,011	0%
(+) Capitalized interest	33,784	35,052	-4%	49,979	-32%	68,836	82,385	-16%
(+) Stock option plan expenses	5,389	6,034	-11%	3,774	43%	11,423	6,310	81%
(+) Minority shareholders	597	22	2614%	273	119%	620	373	66%
Adjusted EBITDA	89,891	81,775	10%	24,761	263%	171,668	48,631	253%
Net revenues	593,149	487,579	22%	519,629	14%	1,080,728	902,720	20%
Adjusted EBITDA margin	15%	17%	-185 bps	5%	1039 bps	16%	5%	1050 bps

Note: Net Revenues include 8% of sales of land bank that did not generate margins.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000, and is present in 68 cities across 23 states and in the Federal District

AlphaVille Segment Launches

The operations of the AlphaVille is consistent with our plan. Second-quarter launches totaled R$80.6 million, a  reduction of 68% from 1Q12 and 16% decrease from 2Q11, and included 2 projects/phases across 2 states. The brand accounted for a 33% share of 1H12 consolidated launches, up from 18% a year ago, underscoring the increasing share of AlphaVille in the product mix.

Table 15 - Launches by AlphaVille Segment (R$ million)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
AlphaVille		80,619	249,050	-68%	95,567	-16%	329,669	344,617	-4%
	Total	80,619	249,050	-68%	95,567	-16%	329,669	344,617	-4%
	Units	527	873	-40%	702	-25%	1,400	1,575	-11%

Table 16 - Launches by unit price AlphaVille Segment - (R$ million)

%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
AlphaVille	≤ R$200K;	80,619	-	nm	-	nm	80,619	62,260	29%
	> R$200K; ≤ R$500K	-	249,050	nm	95,567	nm	249,050	215,221	16%
	> R$500K	-	-	nm	-	nm	-	67,136	nm
	Total	80,619	249,050	-68%	95,567	-16%	329,669	344,617	-4%

AlphaVille Pre-Sales

Second-quarter pre-sales reached R$158.2 million, a 6% decrease from the first quarter of 2012 and 5% decrease Y-o-Y. During 1H12, the residential lots segment’s share of consolidated pre-sales increased to 34% from 16% in 1H11. In 2Q12, sales velocity (sales over supply) was 21.6% compared to 22.2% in 1Q12. Second-quarter sales velocity from launches was 72%. Sales from launches represented 51% of total sales, while the remaining 49% came from inventory.

Table 17 - Pre-Sales AlphaVille Segment - (R$ million)
%co - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
AlphaVille		158,184	181,978	-13%	145,013	9%	340,162	315,932	8%
	Total	158,184	181,978	-13%	145,013	9%	340,162	315,932	8%
	Units	717	761	-6%	751	-5%	1.478	1.647	-10%
Table 18. Pre-Sales by unit Price AlphaVille Segment (R$ million)
%AlphaVille R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
AlphaVille	≤ R$200K;	96,070	6,155	1461%	-	0%	102,225	92,290	11%
	> R$200K; ≤ R$500K	43,628	186,379	-77%	141,969	-69%	230,007	220,591	4%
	> R$500K	18,486	-10,556	-275%	3,044	507%	7,930	3,044	161%
	Total	158,184	181,978	-13%	145,013	9%	340,162	315,932	8%

Table 19. Pre-Sales by unit Price AlphaVille Segment (# units)
%AlphaVille R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%	1H12	1H11	Y-o-Y (%)
AlphaVille	≤ R$200K;	605	47	1188%	-	0%	652	570	14%
	> R$200K; ≤ R$500K	100	737	-86%	750	-87%	837	752	11%
	> R$500K	12	-23	nm	1	489%	-11	2	nm
	Total	717	761	-6%	751	-5%	1.478	1.647	-10%

AlphaVille Segment Delivered Projects

During 1H12, AlphaVille delivered 6 projects/phases and 1,637 units. The tables below list the products delivered in 1H12:

Table 20. Delivered projects (1H12) - AlphaVille Segment

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
AlphaVille	Terras Alpha PetrolinaI	jan/12	Dec-10	Petrolina/PE	75%	366	47,424
AlphaVille	Terras Alpha PetrolinaII	jan/12	Sep-11	Petrolina/PE	76%	286	41,499
AlphaVille	Terras Alpha FozdoIguaçu2	mar/12	Dec-10	Foz do Iguaçu/PR	74%	342	33,069
Total1Q12						994	121,993
AlphaVille	AlphaVille Granja Viana	jun/12	jun/09	Cotia/SP	33%	110	36,264
AlphaVille	AlphaVille Ribeirão Preto F1	jun/12	mar/10	Ribeirão Preto/SP	60%	352	97,269
AlphaVille	AlphaVille Ribeirão Preto F2	jun/12	jun/10	Ribeirão Preto/SP	60%	182	54,381
Total2Q12						643	187,913
Total1H12						1,637	309,906

Table 21. Projects Launched (1H12) - AlphaVille Segment

Project	Date	Local	% co	Units(%co)	PSV (%co)	%¹	Sales
AlphaVille Juiz de Fora	Feb	Juiz de Fora - MG	65%	364	114,916	56%	64,635
AlphaVille Sergipe	Mar	Sergipe - SE	74%	509	134,134	95%	127,371
Alplaville Total 1Q12				873	249,050	77%	192,006
AlphaVille Mossoró F2	Jun	Mossoró - RN	52%	88	10,458	5%	519
Terras AlphaVille Anápolis	Jun	Anápolis - GO	73%	439	70,161	62%	43,435
Alplaville Total 2Q12				527	80,619	55%	43,955
Alplaville Total 1H12				1,400	329,669	72%	235,961

1 Note: Sales year to date.

Table 22. Land Bank AlphaVille Segment as of 2Q12

	PSV - R$million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
Total	8,348,740	99,2%	0%	99,2%	34,575	62,800

Table 23. Adjusted EBITDA AlphaVille Segment

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net profit	25,681	21,626	19%	37,033	-31%	47,307	63,992	-26%
(+) Financial result	5,117	8,200	-38%	3,702	38%	13,317	10,908	22%
(+) Income taxes	3,200	1,737	84%	2,886	11%	4,937	5,714	-14%
(+) Depreciation and Amortization	527	542	-3%	461	14%	1,069	749	43%
(+) Capitalized interest	1,063	1,155	-8%	2,013	-47%	2,218	3,597	-38%
(+) Stock option plan expenses	7,736	334	2216%	454	1604%	8,070	728	1009%
(+) Minority shareholders	7,802	6676	17%	9,258	-16%	14,477	15,998	-10%
Adjusted EBITDA	51,126	40,270	27%	55,807	-8%	91,395	101,686	-10%
Net revenues	167,376	123,870	35%	160,149	5%	291,246	273,773	6%
Adjusted EBITDA margin	31%	33%	-245bps	35%	-430bps	31%	37%	-576bps

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000, has 20 regional store fronts, and projects developed in 105 cities across 15 states.

Tenda Segment Launches

Reflecting corrective actions at Tenda and a focus on execution and delivery, no projects were launched in the first half of 2012. Throughout the year, Tenda is not expected to represent more than 10% of consolidated launch guidance of between R$2.7 and R$3.3 billion.

Table 24. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	São Paulo	0	0	0%	9,200	nm	0	20,420	nm
	Rio de Janeiro	0	0	0%	64,743	nm	0	64,743	nm
	Minas Gerais	0	0	0%	159,014	nm	0	178,940	nm
	Northeast	0	0	0%	50,273	nm	0	50,273	nm
	Others	0	0	0%	66,213	nm	0	137,456	nm
	Total	0	0	0%	349,443	nm	0	451,832	nm
	Units	0	0	0%	2,873	nm	0	3,523	nm

Note: mn not meaningful

Table 25. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	≤ MCMV	0	0	0%	310,505	nm	0	248,508	nm
	> MCMV	0	0	0%	38,938	nm	0	203,324	nm
	Total	0	0	0%	349,443	nm	0	451,832	nm

Note: mn = not meaningful

Tenda Segment Pre-Sales

Second quarter gross pre-sales increased 38% Q-o-Q to R$344.8 million, compared to R$249.1 million in 1Q12. Since 1Q12, pre-sales recognition and the remuneration of the Tenda sales force have been contingent upon the ability to pass mortgages onto financial institutions. Second quarter net pre-sales (gross pre-sales less dissolutions) were R$15.7 million compared with negative R$90.4 million in 1Q12.

The second quarter net pre-sales results reflect the dissolution of contracts with potential homeowners who no longer qualify for bank mortgages of R$329.1 million versus R$339.6 million in the previous quarter. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing good demand for these units. Of the 4,957 units returned to inventory, 62% have already been resold at a premium to qualified customers within 1H12. Also, it’s worth mentioning that 1,278 units were cancelled during 1H12, meaning that those units did not return to inventory.

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

Table 26. Pre-Sales (Dissoluitions) by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	São Paulo	2,852	(47,561)	nm	42,682	nm	(44,709)	65,818	nm
	Rio de Janeiro	10,628	(190)	nm	26,802	nm	10,437	22,883	nm
	Minas Gerais	(30,185)	(32,805)	nm	92,666	nm	(62,990)	157,957	nm
	Northeast	10,150	(20,629)	nm	44,005	nm	(10,479)	84,855	nm
	Others	22,283	10,743	nm	17,534	nm	33,026	119,965	nm
	Total	15,728	(90,443)	nm	223,689	nm	(74,715)	451,478	nm
	Units	64	(907)	nm	1,521	nm	(843)	3,076	nm

Table 27. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (R$ million)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	≤ MCMV	21,461	(96,759)	nm	180,508	nm	(75,298)	253,804	nm
	> MCMV	(5,733)	6,316	nm	43,181	nm	583	197,674	nm
	Total	15,728	(90,443)	nm	223,689	nm	(74,715)	451,478	nm

Table 28. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (# units)

%Tenda - R$000		2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Tenda	≤ MCMV	95	(941)	nm	1,311	nm	(846)	1,930	nm
	> MCMV	(31)	35	nm	210	nm	3	1,147	nm
	Total	64	(907)	nm	1,521	nm	(843)	3,076	nm

Tenda Segment Operations

Since June 2011 the number of units contracted by financial institutions has accelerated, which in part reflects the addition of a new CEF unit dedicated to major homebuilders. At the end of the 3Q11, 11,490 units or 35% of units sold by Tenda were not contracted with financial institutions. Today, all remaining units, of Tenda segment, have already been contracted with banks. In 1H12, Tenda transferred 6,300 units to financial institutions, equaling 53% of the mid-range of guidance provided for the full year of 10,000-14,000 customers. The transfers contributed to the positive operational cash flow achieved in the period.

Tenda Segment Delivered Projects

The Tenda segment is expected to represent 50% of Gafisa Group’s planned deliveries of between 22,000 to 26,000 units in 2012. During the 1H12, Tenda delivered 39 projects/phasesand 6,534 units, reaching 54% of the mid-range of full-year delivery guidance for the brand. The tables below list the products delivered in 1H12:

Table 29 - Delivered projects Tenda Segment (1H12)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Ferrara - F1	Feb-12	2007	Poá	100%	36	8,439
Tenda	Ferrara - F2	Feb-12	2007	Poá	100%	76	8,439
Tenda	Portal do Sol Life III (Bl 24 e 25)	Feb-12	2009	Belford Roxo	100%	64	5,950
Tenda	Portal do Sol Life IV (Bl 22 e 23)	Feb-12	2010	Belford Roxo	100%	64	5,971
Tenda	Alta Vista (Antigo Renata)	Mar-12	2008	São Paulo	100%	160	12,935
Tenda	Jardim São Luiz Life - F2 (Bloco 12)	Mar-12	2007	São Paulo	100%	20	2,149
Tenda	Reserva dos Pássaros - F1 (Bl 5)	Mar-12	2006	São Paulo	100%	66	37,084
Tenda	Parque Baviera Life - F1 (Bl 1 a 9)	Mar-12	2008	São Leopoldo	100%	180	37,763
Tenda	Vivendas do Sol I	Mar-12	2009	Porto Alegre	100%	200	14,000
Tenda	Portal do Sol Life V (Bl 19 a 21)	Mar-12	2010	Belford Roxo	100%	96	9,431
Tenda	Portal do Sol Life VI (Bl 17 e 18)	Mar-12	2010	Belford Roxo	100%	64	6,146
Tenda	Quintas do Sol Ville II - F1 (Qd 1 e 3 a 5)	Mar-12	2007	Feira de Santana	100%	241	22,725
Tenda	Quintas do Sol Ville II - F2 (Qd 2)	Mar-12	2008	Feira de Santana	100%	90	22,353
Tenda	Salvador Life II	Mar-12	2008	Salvador	100%	180	12,780
Tenda	Boa Vista	Mar-12	2008	Belo Horizonte	100%	38	3,838
Tenda	Maratá	Mar-12	2008	Goiânia	100%	400	27,200
Tenda	Reserva Campo Belo (Antigo Terra Nova II)	Mar-12	2007	Goiânia	100%	241	16,320
Tenda	GPARK Pássaros	Mar-12	2008	São Luis	50%	240	31,576
Total 1Q12						2,456	285,099
Tenda	Residencial Portal do Sol	Apr-12	2005	Itaquaquecetuba	100%	320	20,284
Tenda	Residencial Spazio Felicittá	May-12	2008	São Paulo	100%	180	19,040
Tenda	Residencial Rivera Life 8ª etapa	May-12	2010	Lauro de Freitas	100%	100	9,433
Tenda	Residencial Rivera Life 9ª etapa	May-12	2010	Lauro de Freitas	100%	120	11,403
Tenda	Residencial Rivera Life 10ª etapa	May-12	2010	Lauro de Freitas	100%	180	52,149
Tenda	Santana Tower I (Bl 5 e 12 a 14)	May-12	2008	Feira de Santana	100%	128	10,304
Tenda	Engenho Nova Cintra - F1 (Bl A a E)	Jun-12	2007	Santos	100%	405	38,070
Tenda	Fit Jardim Botânico (Pb)	Jun-12	2008	João Pessoa	50%	324	19,284
Tenda	Fit Jardins (Marodin)	Jun-12	2009	Porto Alegre	70%	172	24,600
Tenda	Parque Baviera Life - F2 (Bl 10 a 13)	Jun-12	2008	São Leopoldo	100%	80	6,042
Tenda	Parque Lousã	Jun-12	2008	Novo Gama	100%	304	24,038
Tenda	Parque Lumiere	Jun-12	2011	São Paulo	100%	100	11,220
Tenda	Piedade Life - F1 (Bl 1 a 5)	Jun-12	2008	Jaboatão dos Guararapes	100%	180	13,100
Tenda	Reserva dos Pássaros - F1 (Bl 2 e 3)	Jun-12	2006	São Paulo	100%	130	14,521
Tenda	Reserva dos Pássaros - F1 (Bl 6)	Jun-12	2006	São Paulo	100%	66	7,372
Tenda	Santana Tower II - F1 (Bl 1 a 3)	Jun-12	2008	Feira de Santana	100%	96	7,728
Tenda	Toulouse Life	Jun-12	2008	Anápolis	100%	192	14,013
Tenda	Viver Itaquera	Jun-12	2010	São Paulo	100%	199	24,359
Tenda	Mirante do Lago F1	Jun-12	2008	Ananindeua	100%	462	47,221
Tenda	Mirante do Lago F2	Jun-12	2009	Ananindeua	100%	188	26,317
Tenda	Terra Bonita	Jun-12	2008	Londrina	100%	152	23,488
Total 2Q12						4,078	423,988
Total 1H12						6,534	709,087

Table 30. Land Bank Tenda Segment (2Q12)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	891.078	16%	16%	0%	7.317	7.404
Rio de Janeiro	246.987	0%	0%	0%	2.379	2.379
Nordeste	576.936	29%	29%	0%	4.827	4.912
Minas Gerais	432.583	73%	33%	40%	4.009	4.128
Total	2.147.584	33%	22%	11%	18.532	18.823

Note: during 1Q12, Tenda land bank was readjusted to focus on core regions, 2Q12 all remaining non-strategic land bank were excluded

Table 31. Adjusted EBITDA Tenda

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net profit	(12,412)	(30,730)	-60%	(2,854)	335%	(43,142)	(29,040)	49%
(+) Financial result	(2,356)	(469)	402%	(8,206)	-71%	(2,826)	(10,449)	-73%
(+) Income taxes	2,992	5,032	-41%	(4,351)	-169%	8,024	(24,514)	-133%
(+) Depreciation and Amortization	3,956	2,527	57%	5,662	-30%	6,483	9,359	-31%
(+) Capitalized interest	15,446	6,663	132%	6,125	152%	22,109	9,317	137%
(+) Stock option plan expenses	145	145	0%	553	-74%	290	1,106	-74%
(+) Minority shareholders	(38)	(26)	46%	0	0%	(64)	0	0%
Adjusted EBITDA	7,733	(16,858)	-146%	(3,071)	-352%	(9,126)	(44,221)	-79%
Net revenues	280,012	316,384	-11%	305,747	-8%	596,396	539,780	10%
Adjusted EBITDA margin	2.76%	-5%	806bps	-1.00%	377bps	-1.53%	-8.19%	666bps

INCOME STATEMENT

Revenues

On a consolidated basis, 2Q12 net revenues totaled R$1 billion, an increase of 12% from the R$928 million posted in 1Q12. During 2Q12, the Gafisa brand accounted for 57% of net revenues, AlphaVille comprised 16% and Tenda the remaining 27%. Tenda accounted for 31% of the net revenues in the same period of previous year. The table below presents detailed information about pre-sales and recognized revenues by launch year:

Tabela 32. Pre-sales and recognized revenues by launch year
		2Q12				2Q11
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	218,204	48%	3,467	1%	-	0%	-	0%
	2011 Launches	72,154	16%	81,225	14%	461,193	59%	66,376	13%
	2010 Launches	77,314	17%	219,579	37%	158,904	20%	134,446	26%
	≤ 2009 Launches	88,712	19%	214,441	36%	158,203	20%	318,807	61%
	Land Bank	-	0%	74,437	13%	-	0%	-	0%
	Total Gafisa	456,383	100%	593,149	100%	778,300	100%	519,629	100%
Alphaville	2012 Launches	80,880	51%	7,083	4%		0%	-	0%
	2011 Launches	46,430	29%	77,256	46%	87,809	61%	14,893	9%
	2010 Launches	14,801	9%	41,081	25%	26,206	18%	71,778	45%
	≤ 2009 Launches	16,072	10%	41,956	25%	30,999	21%	73,479	46%
	Land Bank	-	0%	-	0%	-	0%	-	0%
	Total AUSA	158,184	100%	167,376	100%	145,013	100%	160,149	100%
Tenda	2012 Launches	-	0%	-	0%	-	0%	-	0%
	2011 Launches	(5,767)	-37%	15,411	6%	137,516	61%	11,550	4%
	2010 Launches	(24,558)	-156%	84,813	30%	125,223	56%	105,214	34%
	≤ 2009 Launches	46,053	293%	156,834	56%	(39,050)	-17%	188,985	62%
	Land Bank	-	0%	22,954
	Total Tenda	15,728	100%	280,012	62%	223,689	100%	305,748	100%
Consolidated	2012 Launches	299,084	47%	10,550	1%	0	0%	-	0%
	2011 Launches	112,817	18%	173,892	17%	686,518	60%	92,818	9%
	2010 Launches	67,557	11%	345,473	33%	310,334	27%	311,438	32%
	≤ 2009 Launches	150,837	24%	413,231	40%	150,151	13%	581,271	59%
	Land Bank	-	0%	97,391
Total	Total Gafisa Group	630,295	100%	1,040,537	83%	1,147,002	100%	985,525	100%
		1H12				1H11
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	286,066	37%	3,311	0%	-	0%	-	0%
	2011 Launches	153,397	20%	184,621	17%	569,553	47%	71,380	8%
	2010 Launches	133,737	17%	362,856	34%	379,795	32%	245,720	27%
	≤ 2009 Launches	199,885	26%	441,501	41%	252,465	21%	585,619	65%
	Land Bank	-	0%	88,439	8%	-	0%	-	0%
	Total Gafisa	773,085	100%	1,080,728	100%	1,201,812	100%	902,719	100%
Alphaville	2012 Launches	235,961	69%	11,119	4%		0%		0%
	2011 Launches	62,492	18%	115,661	40%	201,917	64%	25,453	9%
	2010 Launches	18,014	5%	90,211	31%	69,902	22%	112,117	41%
	≤ 2009 Launches	23,694	7%	74,255	25%	44,113	14%	136,203	50%
	Land Bank	-	0%	-	0%	-	0%	-	0%
	Total AUSA	340,161	100%	291,246	100%	315,932	100%	273,773	100%
Tenda	2012 Launches	-	0%	-	0%	-	0%		0%
	2011 Launches	(36,402)	49%	31,931	5%	211,288	47%	16,229	3%
	2010 Launches	(92,125)	123%	197,974	33%	302,909	67%	178,728	33%
	≤ 2009 Launches	53,812	-72%	339,804	57%	(62,720)	-14%	344,824	64%
	Land Bank	-	0%	26,687	4%
	Total Tenda	(74,715)	100%	596,396	100%	451,478	100%	539,780	100%
Consolidated	2012 Launches	522,027	50%	14,430	1%	0	0%	-	0%
	2011 Launches	179,486	17%	332,213	17%	982,758	50%	113,062	7%
	2010 Launches	59,626	6%	651,041	33%	752,606	38%	536,565	31%
	≤ 2009 Launches	277,392	27%	855,559	43%	233,858	12%	1,066,646	62%
	OLand Bank	-	0%	115,126	6%
Total	Total Gafisa Group	1,038,532	100%	1,968,370	100%	1,969,222	100%	1,716,273	100%

Note: Other includes Sales of Land Bank and Change of provisions of dissolutions/PDD.

Gross Profit

Gross profit was R$279 million compared to R$201 million in the 1Q12 and R$161 million in the 2Q11. Gross margin increased to 27% in 2Q12, from 22% in the first quarter and 16% in the 2Q11.

Table 33. Gross Margin (R$000)
(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Gross Profit	279,141	201,579	38%	161,535	73%	480,720	276,695	74%
Gross Margin	27%	22%	5%	16%	9%	24%	16%	8%
Gross Profit (ex-Tenda)	224,584	172,990	30%	123,236	82%	397,574	221,683	79%
Gross Margin (ex-Tenda) %	30%	28%	2%	18%	12%	29%	19%	10%

Table 34. Capitalized Interest
(R$million) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Opening balance	247.481	221.816	12%	150.817	64%	221.816	146.544	51%
Capitalized interest	44.687	68.535	-35%	62.260	-28%	113.222	103.715	9%
Interest capitalized to COGS	(50.293)	(42.870)	17%	(58.117)	-13%	(93.163)	(95.299)	-2%
Closing balance	241.875	247.481	-2%	154.960	56%	241.875	154.960	56%

Selling, General, and Administrative Expenses (SG&A)

SG&A expenses totaled R$171 million in 2Q12, a 24% increase on the R$138million in SG&A expenses posted in 2Q11. Selling expenses remained stable on a Y-o-Y basis at R$78 million. During the 1H12, administrative expenses reached R$172 million, a 18% increase Q-o-Q, and 47% increase over the R$117 million posted in 1H11. The main reasons for the increase in SG&A expenses were: 1) administrative expenses related to the expansion of AlphaVille’s operations given the increased contribuition in Gafisa Group mix, which accounted for 33% of the annual change in the G&A registrered in the period 2) a provision related to the distribution of variable compensation, which accounted for 57% of the annual change in the G&A registrered in the period 3) other representing the remaining 10%.

Table 35. SG&A Expenses (R$000)
(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Selling expenses	78,165	58,486	34%	77,945	0%	136,651	137,752	-1%
G&A expenses	93,034	78,984	18%	60,354	54%	172,018	116,661	47%
SG&A	171,199	137,470	25%	138,299	24%	308,669	254,413	21%

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Selling expenses /Launches	14,3%	12,6%	169bps	5,6%	866bps	13,5%	7,3%	625bps
G&A /Launches	17,0%	17,0%	-1bps	4,4%	1265bps	17,0%	6,2%	1086bps
SG&A/Launches	31,3%	29,6%	168bps	10,0%	2131bps	30,6%	13,4%	1711bps
Selling expenses /Launches (ex-Tenda)	10,1%	8,2%	194 bps	5,2%	494 bps	9,2%	6,2%	304 bps
G&A /Launches (ex-Tenda)	12,1%	11,2%	90 bps	3,7%	843 bps	11,7%	4,9%	678 bps
SG&A/Launches (ex-Tenda)	22,2%	19,4%	284 bps	8,9%	1337 bps	20,9%	11,1%	982 bps

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Selling expenses /Pre-Sales	12,4%	14,3%	-193bps	6,8%	561bps	13,2%	7,0%	616bps
G&A /Pre-Sales	14,8%	19,3%	-459bps	5,3%	950bps	16,6%	5,9%	1064bps
SG&A / Pre-Sales	27,2%	33,7%	-651bps	12,1%	1510bps	29,7%	12,9%	1680bps
Selling expenses /Pre-Sales (ex-Tenda)	9,0%	7,6%	139 bps	5,8%	321 bps	8,4%	6,2%	218 bps
G&A /Pre-Sales (ex-Tenda)	10,8%	10,4%	34 bps	4,1%	666 bps	10,6%	4,9%	570 bps
SG&A / Pre-Sales (ex-Tenda)	19,8%	18,0%	173 bps	9,9%	987 bps	19,0%	11,1%	788 bps

(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Selling expenses /Net Revenues	7,5%	6,3%	121bps	7,9%	-40bps	6,9%	8,0%	-108bps
G&A expenses/Net Revenues	8,9%	8,5%	43bps	6,1%	282bps	8,7%	6,8%	194bps
SG&A/Net Revenues	16,5%	14,8%	164bps	14,0%	242bps	15,7%	14,8%	86bps
Selling expenses /Net Revenues (ex-Tenda)	7,3%	6,2%	107 bps	7,9%	-59 bps	6,8%	7,6%	-79 bps
G&A expenses/Net Revenues (ex-Tenda)	8,7%	8,5%	20 bps	5,6%	312 bps	8,6%	6,0%	259 bps
SG&A/Net Revenues (ex-Tenda)	16,0%	14,7%	127 bps	13,5%	253 bps	15,4%	13,6%	180 bps

Consolidated Adjusted EBITDA

Adjusted EBITDA was R$149 million compared to R$105 million in the 1Q12 and R$77 million in the 2Q11. EBITDA for Gafisa and AlphaVille totaled R$90 million and R$51 million, respectively, while Tenda EBITDA was R$8 million. During the first half, the EBITDA margin reached 13% or 19% ex-Tenda, as compared to 6% and 13%, respectively, in the first half of 2011.

Table 36. Consolidated Adjusted EBITDA
(R$'000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net Profit (Loss)	1,046	(31,515)	-103%	(31,843)	-103%	(30,468)	(75,134)	-59%
(+) Financial result	55,630	42,175	32%	28,866	93%	97,805	59,864	63%
(+) Income taxes	5,795	20,139	-71%	(14,709)	-139%	25,933	(33,567)	-177%
(+) Depreciation and Amortization	14,355	18,333	-22%	22,754	-37%	32,688	35,119	-7%
(+) Capitalized Interest Expenses	50,293	42,870	17%	58,117	-13%	93,163	95,299	-2%
(+) Stock option plan expenses	13,270	6,513	104%	4,781	178%	19,783	8,144	143%
(+) Minority shareholders	8,361	6,672	25%	9,531	-12%	15,033	16,371	-8%
Adjusted EBITDA	148,750	105,187	41%	77,497	92%	253,937	106,096	139%
Net Revenue	1,040,537	927,833	12%	985,525	6%	1,968,370	1,716,273	15%
Adjusted EBITDA margin	14%	11%	296 bps	8%	643 bps	13%	6%	672 bps
Adjusted EBITDA (ex Tenda)	141,017	122,045	16%	80,568	75%	263,063	150,317	75%
Adj. EBITDA Mg (ex Tenda)	19%	20%	-140 bps	12%	669 bps	19%	13%	640 bps

Note: We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense. Net Revenues include 6% of sales from land bank that did not generate margins

Depreciation And Amortization

Depreciation and amortization in 2Q12 was R$14 million, a decrease of R$9 million when compared to the R$23 million recorded in 2Q11, mainly due to lower showroom depreciation.

Financial Results

Net financial expenses totaled R$56 million in 2Q12, compared to a net financial result of R$29 million in 2Q11 as a result of as a result of a higher level of leverage.

Taxes

Income taxes, social contribution and deferred taxes for 2Q12 amounted to negative R$ 6 million, compared to R$15 million in 2Q11.

Adjusted Net Income (Loss)

 Gafisa Group reported a net income of R$1 million in the 2Q12, compared with a net loss of R$32 million recorded in both the 1Q12 and 2Q11 results.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$4.1 billion in 2Q12, 4% lower than the R$4.3 billion posted in 2Q11 and stable compared to results from the first quarter. The consolidated margin for the quarter was stable at 36% Y-o-Y and Q-o-Q. The table below shows the backlog margin by segment:

Table 37. Results to be recognized (REF) by brand
	Gafisa	Tenda	AlphaVille	Gafisa Group	Gafisa ex- Tenda
Revenues to be recognized	2,487,909	904,400	731,843	4,124,152	3,219,751
Costs to be incurred (units sold)	(1,624,085)	(679,504)	(344,559)	(2,648,148)	(1,968,644)
Results to be Recognized	863,823	224,896	387,284	1,476,003	1,251,107
Backlog Margin	35%	25%	53%	36%	39%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Table 38. Gafisa Group Results to be recognized (REF)
	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Results to be recognized	4,124,151	4,238,385	-3%	4,276,647	-4%	4,124,151	4,276,647	-4%
Costs to be incurred (units sold)	(2,648,148)	(2,723,445)	-3%	(2,716,934)	-3%	(2,648,148)	(2,716,934)	-3%
Results to be Recognized	1,476,003	1,514,940	-3%	1,559,713	-5%	1,476,003	1,559,713	-5%
Backlog Margin	36%	36%	5bps	36%	-68bps	36%	36%	-68bps

Note: It is included in the gross profit margin and not included in the backlog: Adjusted Present Value (AVP) on receivables, revenue related to swaps, revenue and cost of services rendered, AVP over property (land)  debt , cost of swaps and provision for guarantees.

BALANCE SHEET

Cash and Cash Equivalents

On June 30, 2012, cash and cash equivalents reached R$1,1 billion, in line with the previous quarter. We believe our cash position is sufficient to execute our development plans.

Accounts Receivable

At the end of 2Q12, total accounts receivable decreased 9% to R$9 billion on a year-over-year basis and remained virtually stable as compared to the previous quarter.

Table 39. Total receivables
(R$000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	4,280,386	4,398,947	-3%	4,438,658	-4%
Receivables from PoC – ST (on balance sheet)	3,745,487	3,638,581	3%	4,153,855	-10%
Receivables from PoC – LT (on balance sheet)	922,043	1,101,138	-16%	1,188,791	-22%
Total	8,947,916	9,138,666	-2%	9,781,304	-9%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 40. Inventory (Balance Sheet at cost)
(R$000) Consolidated	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)
Land	1.023.179	1.226.418	-17%	1.044.270	-2%
Units under construction	1.386.111	1.438.026	-4%	1.136.315	22%
Completed units	209.703	196.700	7%	293.072	-28%
Total	2.618.993	2.861.144	-8%	2.473.657	6%

Inventory at market value totaled R$3.3 billion in 2Q12, 6.3% below the R$3.5 billion registered in the previous quarter. On a consolidated basis, our inventory is at a level of 10 months of sales based on LTM sales figures. At the end of 2Q12, finished units accounted for 12% of total inventory. We continue to focus on reducing finished inventory.

Table 41. Inventory at Market Value per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 2Q12
Gafisa	525.033	502,636	373,673	371,523	103,080	1,875,945
AlphaVille	-	215,678	141,429	15,710	200,081	572,898
Tenda	56.797	180,100	233,287	291,205	76,872	838,261
Total	581.830	898,413	748,389	678,438	380,033	3,287,103

Consolidated inventory at market value reduced by R$222 million to R$3.3 billion from R$3.5 billion in the previous quarter. The market value of Gafisa inventory, which represents 56% of total inventory, was stable at R$1.9 billion at the end of 2Q12. The market value of AlphaVille inventory was R$572.9 million at the end of 2Q12, a 10% decrease compared to the end of 1Q12. Tenda inventory was valued at R$838.3 million at the end of 2Q12, compared to R$915.0 million at the end of 1Q12. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing positive demand for units targeted at the low income segment. Of the 4,957 units returned to inventory, 62% have already been resold at a premium, to qualified customers within 1H12.

Table 42. Inventory at Market Value 2Q12 x 1Q12

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa (A)	1,957,850	465,900	-	(456,383)	(91,423)	1,875,945	-4,2%	19,6%
AlphaVille (B)	636,258	80,619	-	(158,184)	14,205	572,898	-10,0%	21,6%
Total (A) + (B)	2,594,108	546,519	-	(614,566)	(77,218)	2,448,842	-5,6%	20,1%
Tenda (C)	915,036	0	329,127	(344,855)	(61,047)	838,261	-8,4%	1,8%
Total (A) + (B) + C)	3,509,143	546,519	329,127	(959,421)	(138,265)	3,287,103	-6,3%	16,1%

Note: 1) BoP beginning of the period – 1Q12. 2) EP end of the period – 2Q12.  3) % Change 2Q12 versus 1Q12. 4)  2Q12 sales velocity. 5) projects cancelled during the period

Liquidity

The Gafisa Group ended the second quarter with R$1.1 billion in cash and cash equivalents, a sequential improvement from R$947 million at the end of the first quarter. Net debt was R$3.09 billion at the end of the 2Q12, a R$231 million reduction from R$3.32 billion the end of 1Q12. As a result, consolidated cash generation (cash burn) was positive at approximately R$231 million in 2Q12, leading to R$155 million in 1H12. Operational consolidated cash flow reached approximately R$361 million in 1H12, 60% of the mid-range of full year guidance of R$500 – R$700 million in 2012.

The net debt and investor obligations to equity and minorities ratio was 112% compared to 122% in 1Q12, due to R$231  million in cash generation in the second-quarter. Excluding project finance, this net debt/equity ratio reached 34% from 46% in the previous period.

Currently we have access to a total of R$1.8 billion in construction finance lines contracted with banks and R$0.9 billion of construction credit lines in the process of being approved. Also, Gafisa has R$2.5 billion available in construction finance lines of credit for future developments. The following tables provide information on our debt position:

Table 43. Indebtedness and Investor obligations
Type of obligation (R$000)	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)
Debentures - FGTS (A)	1,213,138	1,244,225	-2%	1,212,557	0%
Debentures - Working Capital (B)	567,643	704,420	-19%	677,257	-16%
Project Financing SFH – (C)	936,597	817,457	15%	735,258	27%
Working Capital (D)	1,138,363	1,138,254	0%	968,016	18%
Total (A)+(B)+(C)+(D) =(E)	3,855,741	3,904,356	-1%	3,593,088	7%
Investor Obligations (F)	329,768	364,274	-9%	460,000	-28%
Total debt (E) + (F) = (G)	4.185.509	4.265.991	-2%	4.053.088	3%
Cash and availabilities (H)	1,097,277	947,138	16%	1,163,080	-6%
Net debt (G)-(H) = (I)	3,088,232	3,321,492	-7%	2,890,008	7%
Equity + Minority Shareholders (J)	2,746,145	2,728,495	1%	3,584,471	-23%
ND/Equity (I)/(J) = (K)	112%	122%	-917bps	81%	9183bps
ND Exc. Proj Fin / Equity (I)-((A)+(C))/(J) = (L)	34%	46%	-1190bps	26%	789bps

The Gafisa Group ended the second quarter with R$1.7 billion of total debt due to short term. However, it is worth mentioning that, project finance accounts for 55% of this amount.

Table 44. Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Jun/13	Until Jun/14	Until Jun/15	Until Jun/16	After Jun/16
Debentures - FGTS (A)	TR + (8.22% - 10.20%)	1,213,138	465,353	597,785	150,000	0	0
Debentures - Working Capital (B)	CDI + (0.72% - 1.95%)	567,643	136,319	131,512	142,803	149,932	7,077
Project Financing SFH – (C)	TR + (8.30% - 12.00%)	936,597	475,358	308,084	132,982	20,173	0
Working Capital (D)	CDI + (1.30% - 2.22%)	1,138,363	469,019	270,464	264,215	106,690	27,975
Total (A)+(B)+(C)+(D) =(E)		3,855,741	1,546,049	1,307,845	690,000	276,795	35,052
Investors Obligations (F)	CDI + (0.235% - 1.00%) / IGPM +7.25%	329,768	158,234	145,070	13,689	8,669	4,106
Total debt (E) + (F) = (G)	10.06%	4,185,509	1,704,283	1,452,915	703,689	285,464	39,158
% due to corresponding period			40%	35%	17%	7%	1%

((A)+ (C)) / (G) Project finance as a % of Total debt due to corresponding periods		51%	55%	62%	40%	7%	0%
((B) + (D))/ (G) Corporate debt as a % of Total debt due to corresponding periods		49%	45%	38%	60%	93%	100%

Covenant Ratios

Table 45. Debenture covenants - 7th emission
2Q12
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	19,00
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	22.17%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1,5	1.87

Table 46. Debenture covenants - 5th emission (R$250 million)
2Q12
(Total debt – Project Finance debt - Cash) / Equity ≤ 75%	23.15%
(Total receivables + Finished units) / (Total debt) ≥ 2.2x	2.38

Note: Covenant status on June 30, 2012

OUTLOOK

With the introduction of a new strategy and organizational structure, Gafisa is making progress toward achieving its 2012 guidance. Launches for 2012 are expected to be between R$2.7 and R$3.3 billion, reflecting a new, more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent 50%, Tenda 10% and AlphaVille 40% of launches.  In the first half of 2012, the Group launched Gafisa $ 1 billion. Gafisa was able to launch 45% of the mid-range of 2012 guidance of R$1.5 billion for the segment.  AlphaVille’s launches, were in line with the internal planning, representing 1/3 of the guidance for the year. Reflecting remedial actions at Tenda and a focus on execution and delivery, no projects were launched in the 1H12.  We want to re-launching the Tenda operations under a profitable business model.

Table 47. Launche Guidance – 2012 Estimates  versus Actual figures 1H12

Launches Guidance 2012E	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Consolidaded Launches (R$2.70 – R$3.30bn)	R$3.00bn	R$1.01bn	34%
Breakdown by Brand
Launches Gafisa (R$1.35 – R$1.65bn)	R$1.50bn	R$681mn	45%
Launches AlphaVille (R$1.08 – R$1.32bn)	R$1.20bn	R$330mn	27%
Launches Tenda (R$270 – R$330mn)	R$300 mn	R$0	0%

As of June 30, 2012, the Company had R$1 billion in cash and cash equivalents. During 1H12 operational consolidated cash flow reached approximately R$361 million, representing 60% of the mid-range guidance of R$500 – R$700 million for the full year of 2012. The key drivers of cash flow generation include: (1) our ability to deliver units at Gafisa; (2) the transfer of Tenda units to financial institutions; (3) the sale of inventory and new projects launched; (4) the securitization of receivables and; (5) the sale of non-strategic land, that had a minor contribution to the results posted in the period.

Table 48. Operational Cash Flow Guidance – 2012 Estimates  versus Actual figures 1H12

Guidance 2012	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Operational Cash Flow (R$500 – R$700 mn)	R$600	R$361	60%

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 of which 30% will be delivered by Gafisa, 50% by Tenda and the remaining 20% by AlphaVille. During the first-half of 2012, the Gafisa Group delivered 12,197 units and transferred 6,300 Tenda customers to financial institutions, achieving 50% of the mid-range of the guidance for both figures.

Table 49. Other Relevant Opeational Indicators – 2012 Estimates  versus Actual figures 1H12

Guidance of Units to be Delivered 2012E	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Consolidated # Units to be Delivered (22-26K)	24,000	12,197	51%
Breakdown by Brand
# Units to be Delivered Gafisa (6,600-7,800)	7,200	4,026	56%
# Units to be Delivered AlphaVille (4,400-5,200)	4,800	1,637	34%
# Units to be Delivered Tenda (11,000-13,000)	12,000	6,534	54%

Table 50. Tenda Milestones – 2012 Estimates  versus Actual figures 1H12

Customers to be transferred at Tenda 2012E	Mid-range	Achievement 1H12	(1H12 as a % of FY)
Consolidated # Customers to be transferred (10-14K)	12,000	6,422	54%

CONSOLIDATED INCOME STATEMENT

R$000	2Q12	1Q12	Q-o-Q (%)	2Q11	Y-o-Y (%)	1H12	1H11	Y-o-Y (%)
Net Operating Revenue	1,040,537	927,833	12%	985,525	6%	1,968,370	1,716,273	15%
Operating Costs	(761,396)	(726,254)	5%	(823,990)	+8%	(1,487,650)	(1,439,578)	3%
Gross profit	279,141	201,579	38%	161,535	73%	480,720	276,695	74%
Operating Expenses	(208,309)	(164,108)	27%	(169,690)	23%	(372,417)	(309,161)	20%
Selling Expenses	(78,165)	(58,486)	34%	(77,945)	0%	(136,651)	(137,752)	-1%
General and Administrative Expenses	(93,034)	(78,984)	18%	(60,354)	54%	(172,018)	(116,661)	47%
Other Operating Rev / Expenses	(22,755)	(8,305)	174%	(8,637)	163%	(31,060)	(19,629)	58%
Depreciation and Amortization	(14,355)	(18,333)	22%	(22,754)	37%	(32,688)	(35,119)	7%
Operating results	70,832	37,471	89%	(8,155)	-969%	108,303	(32,466)	-434%

Financial Income	21,721	19,689	10%	21,697	0%	41,410	46,361	-11%
Financial Expenses	(77,351)	(61,864)	25%	(50,563)	53%	(139,215)	(106,225)	31%

Income (Loss) Before Taxes on Income	15,202	(4,704)	423%	(37,021)	141%	10,498	(92,330)	111%

Deferred Taxes	(1,758)	(6,319)	72%	26,968	-107%	(8,077)	55,088	-115%
Income Tax and Social Contribution	(4,037)	(13,820)	71%	(12,259)	67%	(17,856)	(21,521)	17%

Income (Loss) After Taxes on Income	9,407	(24,843)	138%	(22,312)	142%	(15,435)	(58,763)	74%

Minority Shareholders	(8,361)	(6,672)	25%	(9,531)	12%	(15,033)	(16,371)	8%

Net Income (Loss)	1,046	(31,515)	103%	(31,843)	103%	(30,468)	(75,134)	59%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

CONSOLIDATED BALANCE SHEET

	2Q12	1Q12	Q-o-Q(%)	2Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1.097.277	947.138	16%	1.163.080	-6%
Receivables from clients	3.745.488	3.638.581	3%	4.153.855	-10%
Properties for sale	2.053.171	2.088.930	-2%	2.126.999	-3%
Other accounts receivable	177.506	157.900	12%	201.492	-12%
Deferred selling expenses	73.097	58.989	24%	20.588	255%
Prepaid expenses	19.691	15.723	25%	9.533	107%
Properties for sale	183.440	93.188	97%	-	0%
Financial Instruments	17.689	10.391	70%		0%
	7.367.359	7.010.840	5%	7.675.547	-4%
Long-term Assets
Receivables from clients	922.044	1.101.138	-16%	1.188.791	-22%
Properties for sale	382.382	679.026	-44%	346.658	10%
Deferred taxes	0	0	0%	67.620	-100%
Other	228.083	290.849	-22%	197.085	16%
	1.532.509	2.071.013	-26%	1.800.154	-15%
Investments	270.786	285.825	-5%	296.759	-9%

Total Assets	9.170.654	9.367.678	-2%	9.772.460	-6%

Current Liabilities
Loans and financing	944.377	866.539	9%	689.412	37%
Debentures	601.672	348.577	73%	153.788	291%
Obligations for purchase of land and advances from clients	451.129	498.193	-9%	526.560	-14%
Materials and service suppliers	174.892	148.965	17%	225.692	-23%
Taxes and contributions	277.391	278.678	0%	270.840	2%
Obligation for investors	158.234	160.981	-2%	159.702	-1%
Other	555.949	558.805	-1%	197.923	181%
	3.163.644	2.860.738	11%	2.223.917	42%
Long-term Liabilities
Loans and financing	1.130.583	1.089.172	4%	1.013.961	12%
Debentures	1.179.109	1600068	-26%	1.736.027	-32%
Obligations for purchase of land	114.329	127.667	-10%	183.619	-38%
Deferred taxes	91.079	89.321	2%	-	0%
Provision for contingencies	144.894	134.309	8%	126.811	14%
Obligation for investors	171.534	203.293	-16%	316.604	-46%
Other	429.337	534.615	-20%	587.051	-27%
	3.260.865	3.778.445	-14%	3.964.073	-18%
Shareholders' Equity
Capital	2.734.159	2.734.157	0%	2.730.789	0%
Treasury shares	(1.731)	(1.731)	0%	(1.731)	0%
Capital reserves	29.779	24.244	23%	262.970	-89%
Revenue reserves	-	-	0%	589.726	-100%
Retained earnings	(30.468)	(31.515)	-3%	(75.134)	-59%
Accumulated losses	(102.019)	(102.019)	0%	-	0%
Non-controlling interests	116.425	105.359	11%	77.850	50%
	2.746.145	2.728.495	1%	3.584.470	-23%
Liabilities and Shareholders' Equity	9.170.654	9.367.678	-2%	9.772.460	-6%

CASH FLOW

	2Q12	2Q11
Income Before Taxes on Income	15.202	(37.019)
Expenses (income) not affecting working capital	20.775	53.004
Depreciation and amortization	14.355	22.754
Impairment allowance	(5.103)	0
Expense on stock option plan	13.270	4.781
Penalty fee over delayed projects	(6.265)	0
Unrealized interest and charges, net	(18.501)	8.812
Deferred Taxes
Disposal of fixed asset	(877)	0
Warranty provision	1.269	2.284
Provision for contingencies	24.125	11.552
Profit sharing provision	15.888	2.350
Allowance (reversal) for doubtful debts	(10.087)	0
Profit / Loss from financial instruments	(7.299)	471
Clients	82.275	(479.447)
Properties for sale	258.762	135.004
Other receivables	(14.839)	2.108
Deferred selling expenses and prepaid expenses	(18.075)	(1.013)
Obligations on land purchases and advances from customers	(60.402)	86.673
Taxes and contributions	(1.288)	63.759
Trade accounts payable	25.928	47.249
Salaries, payroll charges	(10.342)	(20.479)
Other accounts payable	(11.142)	(72.241)
Current account operations	(109.102)	49.579
Paid taxes	26.778	24.816
Cash used in operating activities	(4.037)	(13.519)
Investing activities	200.493	(161.526)
Purchase of property and equipment and deferred charges	(21.456)	(26.802)
Redemption of securities, restricted securities and loans	3.413.934	2.451.697
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(3.528.684)	(2.586.317)
Cash used in investing activities	(136.206)	(161.422)
Financing activities
Capital increase	2	2
Contributions from venture partners	(34.506)	91.433
Increase in loans and financing	263.763	483.533
Repayment of loans and financing	(293.877)	(282.698)
Assignment of credit receivables, net	45.225	155.889
Proceeds from subscription of redeemable equity interest in securitization fund	(3.828)	(3.744)
Operations of mutual	(5.677)	(19.984)
Net cash provided by financing activities	(28.898)	424.431
Net increase (decrease) in cash and cash equivalents	35.389	101.483
Cash and cash equivalents
At the beginning of the period	265.265	228.700
At the end of the period	300.654	330.183
Net increase (decrease) in cash and cash equivalents	35.389	101.483

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations Contact Info Luciana Doria Wilson Website: www.gafisa.com.br/ir Phone: +55 11 3025-9297 / 9242 / 9305 Fax: +55 11 3025-9348 Email: ri@gafisa.com.br	Media Relations (Brazil) Débora Mari Máquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412 Fax: +55 11 3147-7900 E-mail: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The second-quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009. The scope of the works of our independent auditors does not include, the review non-financial information included in the earnings release, such as sales volume, value of sales, revenues to be recognized and costs to be incurred, among other non-accounting information, as well as absolute values or percentage derived from this informatio

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer